Alpine Funds Complex
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: March 31, 2009 through March 31, 2010

Trust	Single Insured Bond Coverage

Alpine Equity Trust	$900,000
Alpine Income Trust	$1,000,000
Alpine Series Trust	$900,000